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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[   ] Liquidation

[   ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Pacific Funds Series Trust

3.	Securities and Exchange Commission File No.: 811- 10385

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application                   [   ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

700 Newport Center Drive,

Newport Beach, CA 92660

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Laurene MacElwee,

700 Newport Center Drive,

Newport Beach, CA 92660

Phone: 949-219-3233

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Advisory and Subadvisory See response to Item I.11

Blue Sky The Bank of New York Mellon, 135 Santilli Highway, Everett, MA, 02149 (412) 234-5000

Transfer Agency BNY Mellon Investment Servicing (US) Inc., 4400 Computer Drive, Westborough, MA 01581 (800) 373-9387

Custodian, Sub-Administrator, and Fund Accounting The Bank of New York Mellon, 500 Grant Street, Pittsburgh, PA 15258 (212) 495-1784

Sub-Administrator State Street Bank and Trust Company, 801 Pennsylvania, Kansas City, MO 64105 (816) 871-4100

Proxy Solicitation Di Costa Partners a Morrow Sodali Company, 509 Madison Avenue, Suite 1206, New York, NY 10022 (212) 300 2470

Proxy Solicitation AST Fund Solutions, LLC, 6201 15th Avenue, Brooklyn, NY 11219 (800) 937-5449

Fund Administrator Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, CA 92660-6397 (949) 219-3011

Distributor Pacific Select Distributors LLC, 700 Newport Center Drive, Newport Beach, CA 92660 (949) 219-3011

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[   ] Unit investment trust; or

[   ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end           [   ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser Pacific Life Fund Advisors LLC, 700 Newport Center Drive, Newport Beach, CA 92660-6397 (949) 219-3011 Sub-Advisers

AllianceBernstein L.P., 501 Commerce Street, Nashville, Tennessee 37203 (800) 251-0539

AQR Capital Management, LLC, One Greenwich Plaza 3rd Floor, Greenwich, CT 06830 (203) 742-3600

Ashmore Investment Management Limited, 61 Aldwych, London, GB, WC2B 4AE 44 20 3077 6000

BlackRock Investment Management, LLC, 1 University Square Drive, Princeton, NJ 08540 (609) 282-2000

Boston Partners Global Investors, Inc., 1 Beacon Street 30th Floor, Boston, MA 02108 (617) 832-8200

Cadence Capital Management, LLC, 265 Franklin Street 4th Floor, Boston, MA 02110-3113 (617) 624-3500

ClearBridge Investments, LLC, 620 Eighth Avenue, New York, NY 10018 (212) 805-2000

Delaware Investments Fund Advisers, 610 Market Street, Philadelphia, PA 19106 (215) 255-2300

Eaton Vance Investment Managers, Two International Place, Boston, MA 02110 (617) 482-8260

FIAM LLC, 900 Salem Street, Smithfield, RI 02917 (800) 343-3548

Franklin Advisers, Inc., One Franklin Parkway Building 970, 1st Floor, San Mateo, CA 94403 (800) 632-2301

Great Lakes Advisors, LLC, 231 S. LaSalle Street, 4th Floor, Chicago, Illinois 60604 (312) 553-3700

Invesco Advisers, Inc., 1331 Spring Street NW Suite 2500, Atlanta, GA 30309 (800) 241-5477

J.P. Morgan Investment Management Inc., 383 Madison Avenue, New York, NY 10179 (212) 270-6000

Lord, Abbett & Co., 90 Hudson Street, Jersey City, NJ 07302-3973 (888) 522-2388

MFS Investment Management, 111 Huntington Avenue, Boston, MA 02199-7632 (617) 954-5000

Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, NY 10036 (212) 296-0666

Neuberger Berman Investment Advisers LLC, 1290 Avenue of the Americas, New York, NY 10104 (800) 223-6448

OppenheimerFunds, Inc, 225 Liberty Street, 11th Floor, New York, NY 10281 (212) 323-0200

Pacific Asset Management LLC, 840 Newport Center Drive, Newport Beach, CA 92660 (949) 219-5010

Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, CA 92660 (949) 720-6000

Principal Global Investors, LLC, 801 Grand Ave, Des Moines, IA 50392 (800) 533-1390

Principal Real Estate Investors, LLC, 801 Grand Ave, Des Moines, IA 50392 (515) 235-5409

QS Investors, LLC, 880 Third Avenue, New York, NY 10022 (212) 886-9200

Scout Investments, Inc., 1201 Walnut Street 21st Floor, Kansas City, MO 64106 (800) 521-1195

T. Rowe Price Associates, Inc., 100 E. Pratt Street, Baltimore, MD 21202 (800) 225-5132

UBS Asset Management (Americas) Inc., 787 7th Avenue, New York, NY 10019 (212) 713-9600

Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210 (617) 951-5000

Western Asset Management Company, LLC, 385 East Colorado Boulevard, Pasadena, CA 91101 (626) 844-9400

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Pacific Select Distributors, LLC,

700 Newport Center Drive,

Newport Beach, CA 92660

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ] Yes          [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes             [   ] No

If Yes, state the date on which the board vote took place: February 9, 2023

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes             [   ] No

If Yes, state the date on which the shareholder vote took place: April 10, 2023

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes             [   ] No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 17, 2023

(b)	Were the distributions made on the basis of net assets?

[X] Yes             [   ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes             [   ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[   ] Yes          [   ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[   ] Yes              [   ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes              [   ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes             [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[   ] Yes             [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[   ] Yes            [   ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes            [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $553,745

(ii)	Accounting expenses: $67,500

(iii)	Other expenses (list and identify separately):

Proxy Services $2,620,387
Administrator, Transfer Agent, and Custody $309,214
Website Conversion $21,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $3,571,846

(b)	How were those expenses allocated?

All expenses in connection with the merger were paid by the Adviser.

(c)	Who paid those expenses?

All expenses in connection with the merger were paid by the Adviser.

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses paid by the Fund. All known expenses were amortized at the time of the Merger. Any expenses that became known post-Merger were/will be borne by the Adviser.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes           [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[   ] Yes           [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes             [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Aristotle Funds Series Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-23850

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pacific Funds Small/Mid-Cap, Pacific Funds Small-Cap, Pacific Funds Small-Cap Value, Pacific Funds Core Income, Pacific Funds ESG Core Income, Pacific Funds Floating Rate Income, Pacific Funds High Income, Pacific Funds Short Duration Income, Pacific Funds Strategic Income, Pacific Funds Ultra Short Income, Pacific Funds Portfolio Optimization Aggressive Growth, Pacific Funds Portfolio Optimization Moderate-Conservative, Pacific Funds Portfolio Optimization Conservative, Pacific Funds Portfolio Optimization Growth, Pacific Funds Portfolio Optimization Moderate, PF Growth Fund, PF Inflation Managed Fund, PF Managed Bond Fund, PF Short Duration Bond Fund, PF Large-Cap Value Fund, PF Small-Cap Growth Fund, PF Small-Cap Value Fund, PF Emerging Markets Fund, PF Emerging Markets Debt Fund, PF International Growth Fund, PF International Small-Cap Fund, PF International Value Fund, PF Multi-Asset Fund, and PF Real Estate Fund (the "Funds"), (ii) he or she is the Vice President and Assistant Secretary of the Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Laurene E. MacElwee